FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending March 27, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.




20 March 2006      The Administrators of the SmithKline Beecham Employee Benefit
                   Trust ("the Trust") notified the Company on 27 March 2006
                   that 782 Ordinary shares in the Company had been sold on 20
                   March 2006 on behalf of a participant in the SmithKline
                   Beecham Bonus Investment Plan at a price of GBP15.37.



20 March 2006      The Trust also notified the Company on 27 March that 2,567
                   Ordinary shares had been transferred on 20 March 2006 from the Trust to a participant in the SmithKline Beecham Bonus
                   Investment Plan.



20 March 2006      The Trust notified the Company on 27 March 2006 that 184,233
                   Ordinary shares in the Company had been purchased on 20 March
                   2006 on behalf of participants in the GlaxoSmithKline Annual
                   Investment Plan at a price of GBP15.46.



21 March 2006      The Trust also notified the Company on 27 March 2006 that
                   9,175 Ordinary shares had been transferred on 21 March 2006 from the Trust to a participant in the GlaxoSmithKline Annual
                   Investment Plan.


The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Mr J Heslop is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.



This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R (1) (b).



S M Bicknell
Company Secretary


27 March 2006


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 27, 2006                                      By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc